Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

1.1	Date	2
1.2	Overview and Management's Discussion and Analysis	2
1.2.1	Nuevo Milenio Silver Gold Property, Mexico	3
1.2.2	Las Habas Property, Mexico	4
1.2.3	Blueberry Property, Manitoba	4
1.2.4	Goldsmith Property, British Columbia	5
1.2.5	Mineral Property Option Payments Due In Fiscal 2011	5
1.2.6	Market and Industry Trends	5
1.3	Results of Operations	5
1.4	Summary of Quarterly Results	7
1.5	Liquidity	8
1.6	Off-Balance Sheet Arrangements	12
1.7	Transactions with Related Parties	12
1.8	Proposed Transactions	13
1.9	Financial Instruments and Other Instruments	15
1.10	Other MD& A Requirements	17
1.10.1	Additional Disclosure for Venture Issuers without Significant Revenue	17
1.10.2	Disclosure of Outstanding Share Data	18
1.11	Other Information	18

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company's filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves', ‘measured resources', ‘indicated resources' and ‘inferred resources'.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources' have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this interim report is November 26, 2010.

1.2

Overview and Management's Discussion and Analysis

This Management's Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration properties and the following is a brief summary of its current activities.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the years ended March 31, 2010 and 2009 and the unaudited interim consolidated financial statements for the three and six months ended September 30, 2010 and 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream's consolidated loss for the six months ended September 30, 2010 (“fiscal 2011”) was $634,747 or $0.01 per share compared to Cream's consolidated loss of $634,369 or $0.01 per share in the six months ended September 30, 2009 (“fiscal 2010”).  Highlights during the six months ended September 30, 2010 include:

•

Cash used in operations in fiscal 2011 was $933,246 compared to $341,537 used in operations in fiscal 2010.

•

A private placement financing of 22,963,214 units priced at $0.07 for gross proceeds of $1,607,425 was completed in April 2010.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

Regionally, the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”) is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  Nuevo Milenio is a low sulphidation, epithermal precious metals prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

The property originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM II was filed with the Department of Mines and the Project now has an area of approximately 2,560 Ha.

Nuevo Milenio has excellent infrastructure and is only 27 kms by road (24 kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is 150 km northeast of Puerto Vallarta.  The property is readily accessible as it is 3 kms from a paved highway.  In addition, a railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure in the event the property is advanced to production.  In addition the close proximity to Tepic would allow employees to commute to a possible mine site generating additional cost saving as a working camp would not be required.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in Nuevo Milenio.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with a schedule set forth in the option agreement (the “Agreement”). Under the terms of the option agreement Roca was the operator of the Project.  Roca did not meet its first year expenditure commitment by July 24, 2010, and as a result, the Agreement with Roca was terminated on July 22, 2010.

Until July 24, 2009, and recommencing July 23, 2010 following termination of the Roca Agreement, Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, was responsible for supervising exploration programs on the Nuevo Milenio Project.  He was responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of NI 43-101.

Roca, as the operator of Nuevo Milenio under the option agreement, was responsible for making all tax payments for the term of the option agreement.  Cream made the tax payment in July 2010.

In August 2010 after termination of the Agreement, the Company had been following up on expressions of interest from silver exploration and silver mining companies with respect to the Nuevo Milenio property.

On October 4, 2010, an unsolicited formal offer was made to the Company's shareholders by Endeavour Silver Corp. (“Endeavour”) whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company (including shares that may become outstanding on the conversion, exchange or exercise of outstanding options or warrants of Cream) for $0.12 per share in cash.  On November 9, 2010, Endeavour amended the initial offer and offered to purchase all of the issued and outstanding shares (including shares that may become outstanding before the expiry date of the amended offer upon the conversion, exchange or exercise of outstanding options or warrants of Cream) on the revised basis, at the election of each shareholder, of $0.14 per share in cash, or $0.02575 of a common share of Endeavour.  The amended offer expires at 2:00 p.m. (Pacific time) on December 6, 2010.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

After the initial unsolicited offer was announced by Endeavour, the Company formed an iindependent committee of  directors (the “Independent Committee”) which, in consultation with its financial advisors, Capital West Partners, and its legal advisors Bull Housser & Tupper LLC, was mandated to evaluate the Endeavour formal offers and pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors.  On October 15, 2010 the board of directors of the Company issued a directors' circular (the “Circular”) advising that the Independent Committee was considering the initial offer from Endeavour and that the Independent Committee needed more time to properly fulfill its mandate.  On October 29, 2010, the board of directors of the Company issued a supplementary directors' circular (the “Supplementary Directors Circular”) in which it made no recommendation as to whether shareholders should accept or reject the Endeavour offer.  On November 22, 2010, having carefully considered Endeavour's amended offer, the board of directors issued a Notice of Change to the Supplementary Directors' Circular (the “Notice of Change”), in which it recommended that shareholders who wish to realize upon their investment in shares of Cream at this time accept the amended offer of Endeavour.  The Circular, the Supplementary Directors' Circular and the Notice of Change thereto are available for review on www.sedar.com as well as Cream's website at www.creamminerals.com.

Cream has stated in the most recent Notice of Change, issued in connection with the Endeavour offer, that if Endeavour does not obtain at least 50.1% of Cream shares as of December 6, 2010, Cream intends to accept the Minco Offer (more particularly described below under the heading “Plans for Fiscal 2011”) subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.

Expenditures incurred by the Company on the Nuevo Milenio property in fiscal 2011 (fiscal 2010 numbers in parentheses) include the following: assays and analysis - $6,967 ($Nil); geological and geophysical - $72,028 ($87,511); site activities - $102,651 ($71,770); and travel and accommodation- $13,313 ($8,179).

1.2.2

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the west of, and adjoins the Las Habas Project. The denouncement will increase Cream's land holdings in the area to 1036 Ha (10.36 km2), subject to the issuance of title to the land.  No further work has progressed on the LOI pending determination of the optionor's valid title to the property. As of the date of this report, the status of the Las Habas Project is uncertain.

1.2.3

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims that have been appended to the option agreement.  The property is located approximately 20 kms north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill program.

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company's “Qualified Person” for the purpose of NI 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement called for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($110,000 paid) over six years.

1.2.5

Mineral Property Option Payments Due In Fiscal 2011

Payments due on mineral property interests in the fiscal year ended March 31, 2011, include cash payments of $60,000 ($20,000 paid at the date of this report) and share payments of 40,000 common shares to be issued pursuant to mineral property interests held by the Company at March 31, 2010.

1.2.6

Market and Industry Trends

The average gold and silver prices in 2008 were US$872 and US$14.49 per ounce, respectively, and the average prices for 2009 were US$972 and US$14.67 per ounce, respectively.  To the date of filing of this Quarterly Report the average prices for 2010 for gold and silver are US$1,209 and US$19.27, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

1.3

Results of Operations

Six Months Ended September 30, 2010 (“fiscal 2011”) Compared to Six Months Ended September 30, 2009 (“fiscal 2010”)

In fiscal 2011, Cream incurred a loss of $634,747, a loss of $0.01 per common share, compared to a loss of $634,369, a loss of $0.01 per common share in fiscal 2010.

Exploration costs of $205,405 were incurred in fiscal 2011, compared to $179,835 in fiscal 2010, contributing to the loss in each period.  Expenditures in fiscal 2011 by project area, with comparative figures for fiscal 2010 in parentheses are as follows:  Casierra Property, Sierra Leone - $Nil ($9,984); Kaslo Silver Property, British Columbia - $102 ($941); Goldsmith and other properties, British Columbia - $3,423 ($1,415); Manitoba Properties, Manitoba - $6,921 ($35) and Las Habas and Nuevo Milenio, Mexico - $194,959 ($167,460 – Nuevo Milenio only).

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Total general and administrative expenses totalled $429,442 in fiscal 2011, compared to $461,327in fiscal 2010.  Significant differences between the levels of expenditures in the two fiscal years include the following: a decrease in finance costs from $70,774 in fiscal 2010 to $21,856 in fiscal 2011.  The decrease was due to interest on accounts payable, which was settled in fiscal 2011 without payment of the interest accrued in fiscal 2010; a decrease in legal, accounting and audit fees from $91,616 in fiscal 2010 to $53,747 in fiscal 2011 due to lower audit fees than anticipated.  Audit fees have decreased as the Sierra Leone operations have ceased.  Legal and other fees relating to the Company's responses to the unsolicited initial and amended offers from Endeavour will result in a significant increase in legal fees in the third quarter of fiscal 2011.  The Independent Committee engaged Capital West Partners as a financial advisor and Bull Housser & Tupper LLP  as its legal counsel in order to fulfill its mandate and assist the board of directors in complying with the requirements under securities legislation to respond to these offers.

Pursuant to the terms of the loan agreement entered into with Mr. Frank Lang, a director and Chairman of the Company, in 2007, which was approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on the original loan balance owing to Mr. Lang of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To September 30, 2010, Mr. Lang was repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced $720,000 to September 30, 2010, without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement and in respect of which Mr.  Lang acquired 5,100,000 units for the subscription price of $357,000.  In April, 2010 an additional $50,000 was advanced from Mr. Lang.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $1,783 in fiscal 2011, compared to a foreign exchange loss of $964 in fiscal 2010.  The Company's cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $15,000 (2010 - $15,000) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs remained at the same level, $78,659 in fiscal 2010 compared to $92,509 in fiscal 2011.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have decreased slightly from $139,342 in fiscal 2010 to $134,032 in fiscal 2011.

Shareholder communications have increased from $62,932 in fiscal 2010 to $110,032 in fiscal 2011.  The Company does not have sufficient working capital to carry out any major investor relations programs, but has increased its presence on websites and news wire services.  This includes $33,000 for the services of Robert Paul, compared to $18,000 in fiscal 2010.  Stock-based compensation decreased from $1,637 in fiscal 2010 to $Nil in fiscal 2011.  No stock options have been granted in fiscal 2011and the fiscal 2010 stock option expense related to the final vesting of stock options granted in the year ended March 31, 2009.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

1.4

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2009
Third Quarter	19,861	44	24,363	455	126,288
Fourth Quarter	(23,425)	49	307	1,499	92,331
Fiscal 2010
First Quarter	7,941	915	801	35	76,623
Second Quarter	2,043	26	614	--	90,837
Third Quarter	3,353	--	1,300	141,965	114,234
Fourth Quarter	11,173	--	100	1,036	(35,941)
Fiscal 2011
First Quarter	--	102	1,858	--	93,933
Second Quarter	--	--	1,565	6,921	101,026

Quarterly information for the eight quarters to September 30, 2010, is summarized as follows:

Statement of Operations Data	Three months ended December 31, 2009	Three months ended March 31, 2010	Three months ended June 30, 2010	Three months ended September 30, 2010
Investment and other income	$ 110	$ (2,245)	$ (100)	$ --
General and administrative expenses	131,965	92,827	172,363	257,079
Stock-based compensation	444	--	--	--
Write-down of mineral property interests	--	227,196	--	--
Exploration costs	260,952	61,714	95,893	109,512
Future income tax recovery	--	(21,137)	--	--
Loss according to financial statements	393,361	237,172	268,156	366,591
Loss from continuing operations per common share	0.01	0.00	0.00	0.00

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Statement of Operations Data	Three months ended December 31, 2008	Three months ended March 31, 2009	Three months ended June 30, 2009	Three months ended September 30, 2009
Investment and other income	$ 20	$ 100	$ --	$ 6,793
General and administrative expenses	156,856	211,262	224,501	228,396
Stock-based compensation	9,553	162,554	631	1,006
Property investigations	--	105	--	--
Write-down of mineral property interests	--	8	--	--
Exploration costs	171,011	70,761	86,315	93,520
Future income tax recovery	--	(65,702)	--	--
Loss according to financial statements	337,420	378,883	311,447	322,922
Loss from continuing operations per common share	0.01	0.01	0.01	0.01

Three Months Ended September 30, 2010 (“Q2 2011”) Compared to Three Months Ended September 30, 2009 (“Q2 2010”)

In Q2 2011, Cream incurred a loss of $366,591, a loss of $0.00 per common share, compared to a loss of $322,922, a loss of $0.01 per common share in Q2 2010.

Significant areas of difference in the quarterly comparison between the two fiscal periods are:

A decrease in finance costs from $18,134 in Q2 2010 to $11,770 in Q2 2011, as the interest bearing portions of the advances has been repaid.  Office and administration increased from $38,400 to $49,748.  These costs vary based on activity of the company.  Shareholder communications had the largest increase, from $35,138 in Q2 2010 to $59,421 in Q2 2011.  Salaries and benefits decreased by $7,969 from $84,167 in Q2 2010 to $76,198 in Q2 2011.

1.5

Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2010, Cream had a working capital deficiency of $1,700,089 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,942,480 at March 31, 2010, and an accumulated deficit of $29,827,616 at September 30, 2010, and at March 31, 2010 of $29,192,869.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these financial statements.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company has capitalized $477,772 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  On properties held in Mexico, tax payments are required to be made twice a year on an escalating basis, in January and July, in order to maintain the property concessions.  The Company has made the tax payment due in July 2010.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, option agreements on its properties, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2011

From August 2010 the Company had been engaged in negotiations with Minco Silver Corporation (“Minco”) concerning an option agreement for Nuevo Milenio.  Negotiations between Cream and Minco for an agreement under which Minco would acquire the Nuevo Milenio project were interrupted by Endeavour's announcement of its initial offer to shareholders to acquire all of the issued and outstanding common shares of the Company..

On October 14, 2010, the Company received a formal offer (the “Minco Offer”) from Minco for the acquisition by Minco of up to a 70% interest in the Nuevo Milenio property.  Under the terms of the Minco Offer, Minco would pay Cream the sum of CDN$5 million cash to earn a 50% interest in Nuevo Milenio. In addition Minco could have the option to acquire an additional 20% interest by incurring Cdn$5 million in exploration expenditures over the following three years from the date of the option agreement for a total interest of 70%.  After that point the companies would fund additional development at Nuevo Milenio on a proportionate basis, Minco expending 70% and Cream expending 30%.  Cream has stated in the most recent Notice of Change, issued in connection with the Endeavour offer, that if Endeavour does not obtain at least 50.1% of Cream shares as of December 6, 2010, Cream intends to accept the Minco Offer subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.

The Company is waiting for the determination of proper title to the Las Habas silver-zinc property in Mexico and will expend flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

The Company's continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At September 30, 2010, the Company had not made the cash payments on the Blueberry and Wine Claims in Manitoba.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company's interim consolidated financial statements for the six months ended September 30, 2010 and 2009 do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At September 30, 2010, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,107,100, which includes $387,100 of interest bearing loans and additional cash advances.  All debt owing to Mr. Lang is unsecured.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time as the Company can comfortably discharge its debts.  The Company has entered into an agreement with Mr. Lang (the “Forbearance Agreement”) pursuant to which Mr. Lang has agreed that, if Cream accepts the Minco Offer, Cream may defer for two years the repayment of $1 million of the debt owing to Mr. Lang and Lang Mining Corp, a private company controlled by Mr. Lang.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream's common stock limits the Company's ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks and limit the percentage ownership of issued and outstanding to a certain amount as well as imposing minimum average trading volumes.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Investing Activities and Capital Expenditures

Current assets increased to $381,053 at September 30, 2010, an increase from $347,191 at March 31, 2010.  The market value of investments in marketable securities was $6,662 at September 30, 2010, compared to $4,611 at March 31, 2010.  The marketable securities held are highly volatile.  At September 30, 2010, the book value of these publicly traded securities is $31,704 (March 31, 2010 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2010 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At September 30, 2010, the Company may issue up to 8,994,920 common shares under the plan.  At September 30, 2010, the Company had 4,101,500 stock options outstanding.  In fiscal 2011, 715,000 stock options, exercisable at $0.165, with an expiry date of August 3, 2010, expired, unexercised.  Subsequent to September 30, 2010, 180,000 stock options were exercised at a price of $0.12.

The Company's stock option plan provides for immediate vesting of or vesting at the discretion of the Company.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

During the six months ended September 30, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Mr. Frank A. Lang, a director and the Chairman of the Company, acquired 5,100,000 units in the private placement for the subscription price of $357,000.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Subsequent to September 30, 2010, 10,757,143 warrants have been exercised at a price of $0.10 per warrant.

1.6

Off-Balance Sheet Arrangements

None.

1.7

Transactions with Related Parties

	Six months ended September 30,
Services rendered:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 252,110	$ 95,858
Consulting (d, f)	15,000	7,500
Finance costs (c)	12,481	3,123
Geological consulting (e)	US$60,000	US$30,000

Balances at:	September 30, 2010	March 31, 2010
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 418,454	$ 276,333
Directors (e, h)	150,911	232,564
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	39,318	39,109
Mr. Frank A. Lang, interest bearing (c)	387,100	337,100
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	56,723	44,272
Mr. Frank A. Lang, expenses payable	7,243	7,209
	$ 1,874,249	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month since November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To September 30, 2010, Mr. Lang has been repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Lang has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

(c)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(d)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the Company's wholly-owned Mexican subsidiary, for administrative and geological services rendered.

(e)

The Company's investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc., and ValGold Resources Ltd., companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

1.8

Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above in relation to the Minco Offer and the Forbearance Agreement.  Cream has stated in the Notice of Change  issued in connection with the Endeavour offer, that if Endeavour does not obtain at least 50.1% of Cream shares as of December 6, 2010, Cream intends to accept the Minco Offer subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.   The proposed transaction with Minco would give the Company sufficient working capital to pay its creditors (other than Mr. Lang and Lang Mining), explore the Canadian properties, prospect for new acquisitions and provide operating working capital for the next 18 months.  The Forbearance Agreement would allow the deferral of approximately $1 million of the balances payable to Lang Mining Corp. and Frank A. Lang.

Accounting standards issued but not yet effective

 (i)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of April 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending March 31, 2011.

The Company has developed an IFRS changeover plan to identify and implement the changes necessary to report under the new standards. The plan includes assessing the impact of IFRS on financial reporting systems, accounting policies, disclosure controls and procedures, business activities, internal control over financial reporting, tax planning, and the knowledge of key personnel.  The Company has completed an initial high level assessment to identify the required accounting policy changes on adoption of IFRS, but has not yet quantified the impact of the transition on its consolidated financial condition.  The Company is completing a more detailed assessment to assist in the full adoption of IFRS.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company's initial high level assessment identified significant differences between existing Canadian GAAP and IFRS but has determined that no significant changes will be required to financial reporting systems, business activities, internal control over financial reporting, or tax planning.  Some disclosure controls and procedures will, however, need to be changed, for example, to address reporting of first time adoption as well as ongoing new IFRS reporting requirements.  These changes will require training of key personnel.  There will also be both optional and required changes made to certain accounting policies upon adoption of IFRS.  These changes may result in material changes to financial results or financial position.  Additionally, it is expected that the amount of required financial statement disclosure will increase substantially. The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the third quarter of fiscal 2011 in order to prepare for certification under IFRS in 2011.

In the latter half of 2010, the Company will quantify the impact of the transition to IFRS on its financial statements and systems, if any. The implementation and transition phase to IFRS are currently planned for the third quarter of fiscal 2011 in order to meet the expected adoption date of April 1, 2011.

The Company currently operates in Canada and Mexico.  Training of Company personnel, where required, has started and will continue through 2010.  This training is being conducted via attendance at seminars specifically designed for Canadian companies going through the transition to IFRS.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

Foreign currency translation

Canadian GAAP uses the concept of integrated and self-sustaining foreign operations in order to determine how to translate financial information denominated in foreign currencies.

IFRS uses the functional currency concept. Under this method, the currency of the primary economic environment in which the entity operates is used to determine the method of measuring foreign currency translation.

Property, plant and equipment

The Company's property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

IFRS does not give directive guidance on the treatment of these costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company's current accounting policy is likely to be maintained through transition with no differences anticipated.

Impairment of long-lived assets

In evaluating the Company's long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

1.9

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company's financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,700,089 working capital deficiency at September 30, 2010.  The fair values of the Company's accounts receivable and due from related parties approximate their carrying values at September 30, 2010, due to their short-term nature.

The fair values of the Company's financial instruments measured at September 30, 2010, constitute Level 2 measurements for its cash within the fair value hierarchy.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

September 30, 2010
Accounts and other receivables -
Currently due	$ 112,335
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
112,335
Cash	268,718
$ 381,053

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the six months ended September 30, 2010, no material provision has been recorded in respect of impaired receivables.  The Company's maximum exposure to credit risk as at September 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the six months ended September 30, 2010, the Company issued 22,963,214 common shares for gross proceeds of $1,607,425, and 500,000 warrants were exercised for proceeds of $100,000.  The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at September 30, 2010, are summarized as follows:

September 30, 2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 206,893
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,874,249
In later than 90 days, not later than one year	--

Interest rate risk

The Company has no significant exposure at September 30, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company's results of operations, financial position or cash flows.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

The Company has not hedged its exposure to currency fluctuations.  At September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	September 30, 2010	March 31, 2010
U.S. Dollars
Cash	31,868	37,494
Accounts payable and accrued liabilities	(151,557)	(357,361)
Mexican Pesos
Cash	3,245	21,288
Value added taxes recoverable	162,443	139,557
Accounts payable and accrued liabilities	(1,377)	(228)

Based on the above net exposures at September 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $11,969 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,431 in the Company's loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at September 30, 2010.  In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at September 30, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

1.10

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2010 and 2009 and the interim consolidated financial statements for the three and six months ended September 30, 2010 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.10.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.10.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 26, 2010, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 26, 2010

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

100,886,345 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,446,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
1,950,000	0.12	February 12, 2014

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
9,318,400	$0.20	January 28, 2011
10,725,071	$0.10/$0.15	April 13, 2011/12

1.11

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.

Cream Minerals Ltd.

Quarterly Report and Management's Discussion and Analysis

Three and Six Months Ended September 30, 2010

Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2011 that has materially affected, or is reasonably likely to affect, the Company's disclosure controls or its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.